Knock-Out Notes Based on the Price of Gold	Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-178081 February 27, 2013
PAYOFF DIAGRAM
The securities are designed for investors who are willing to forgo market floating interest rates on the securities in exchange for a payment at maturity that will vary based on the Gold Price on the Valuation Date. If the Final Gold Price has not declined, as compared to the Initial Gold Price, by more than 15%, investors will receive, in addition to the principal, a return that is the greater of (a) the Contingent Minimum Return of at least 0% and (b) the Gold Return at maturity, subject to the Maximum Payment at Maturity. If the Final Gold Price has declined by more than 15% from the Initial Gold Price, the payment at maturity will be solely based on the Gold Return, which may be negative, and you will be exposed on a 1 to 1 basis to the negative performance of the price of gold over the term of the securities. The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the securities and could be zero.

Senior unsecured obligations of Morgan Stanley maturing September 8, 2014. All payments on the securities are subject to the credit risk of Morgan Stanley.

Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The securities are expected to price on or about March 1, 2013 and are expected to settle on or about March 6, 2013.

J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1.25% for each security it sells. In addition, JPMorgan Chase Bank, N.A. will purchase securities from Morgan Stanley & Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 98.75% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

HYPOTHETICAL RETURNS ON THE SECURITIES AT MATURITY Assuming an Initial Gold Price of 1,500. The actual Initial Gold Price will be determined on the Pricing Date.

The hypothetical returns set forth above are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities.

KEY RISKS / CONSIDERATIONS
•  The securities do not guarantee any return of principal and do not pay any interest. You may lose some or all of your investment.
•  The appreciation potential of the securities is limited by the maximum payment at maturity
•  Risks associated with an investment linked exclusively to the price of gold, a single physical precious metal commodity
•  The securities are subject to the credit risk of Morgan Stanley
•  The amount payable on the securities is not linked to the commodity price at any time other than the valuation date
•  Investing in the securities is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity
•  Legal and regulatory changes could adversely affect the return on and value of the securities
•  The securities will not be listed on any securities exchange and secondary trading may be limited
•  Additional risk factors can be found in the accompanying preliminary terms and the following pages of this document

KEY TERMS
Issuer	Morgan Stanley
Underlying Commodity	Gold
Contingent Minimum Return	0%
Payment at Maturity
If a Knock-Out Event HAS NOT occurred, you will receive a cash payment at maturity per security equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Gold Return, subject to the Maximum Payment at Maturity.

If a Knock-Out Event HAS occurred, you will receive a cash payment at maturity that will reflect the percentage depreciation in the Gold Price on a 1 to 1 basis. Under these circumstances, your payment at maturity per $1,000 principal amount security will be calculated as follows:

$1,000 + ($1,000 x Gold Return), subject to the Maximum Payment at Maturity

If a knock-Out Event occurs, the Gold Return will be less than -15% and, therefore, you will lose more than 15%, and possibly all, of your investment. There is no minimum payment at maturity.

Knock-Out Event	A Knock-Out Event occurs if the Final Gold Price has decreased, as compared to the Initial Gold Price, by more than the Knock-Out Buffer Amount.
Gold Return	(Final Gold Price – Initial Gold Price) / Initial Gold Price
Initial Gold Price	The Gold Price on the Pricing Date
Knock-Out Buffer Amount	15%
Knock-Out Level	85% of the Initial Gold Price
Maximum Payment at Maturity:	$1,193 per security (119.3% of the stated principal amount)
Gold Price	On any day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such date.
Final Gold Price	The Gold Price on the Valuation Date
Valuation Date	September 3, 2014, subject to postponement for non-trading days and certain market disruption events
Maturity Date	September 8, 2014, subject to postponement for non-trading days and certain market disruption events
Listing	The securities will not be listed on any securities exchange
CUSIP / ISIN	6174824A9 / US6174824A98

You should read this document together with the accompanying preliminary terms describing the offering, including the overview of the underlying commodity and its historical performance, before you decide to invest.	1

Knock-Out Notes Based on the Price of Gold

Risk Factors

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in gold. These risks are explained in more detail in the “Risk Factors” section of the accompanying preliminary pricing supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

• YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL— The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the securities at maturity and do not pay you interest on the securities. If a knock-out event occurs, meaning the final gold price has declined from the initial gold price by more than 15%, you will be fully exposed to any depreciation in the price of gold. If a knock-out event has occurred, because the gold return will be less than -15%, the payment at maturity on each security will be less than 85% of the stated principal amount of the securities. There is no minimum payment at maturity and consequently, the entire principal amount of your investment is at risk.
• THE SECURITIES DO NOT PAY INTEREST — Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.
• YOUR APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the securities will be limited by the Maximum Payment at Maturity. The payment at maturity will never exceed the Maximum Payment at Maturity even if the Final Gold Price is substantially greater than the Initial Gold Price.
• THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

• MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES— In addition to the Gold Price on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:
• the market price of gold and futures contracts on gold, including in relation to the Knock-Out Buffer Amount, and the volatility (frequency and magnitude of changes in value) of such prices;
• trends of supply and demand for gold generally;
• interest and yield rates in the market generally;
• geopolitical conditions and economic, financial, political, regulatory or judicial events that affect gold or commodities markets generally and which may affect the Gold Price;
• the time remaining until the maturity of the securities; and
• our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.
Some or all of these factors will influence the price you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial loss if the price of gold has declined and especially if a Knock-Out Event is likely to occur in light of the then-current gold price. You cannot predict the future prices of gold based on its historical prices. The Gold Price may decrease by more than the Knock-Out Buffer Amount such that you will be exposed on a 1 to 1 basis to any decline in the price of gold and, as a result, you may lose some or all of your investment at maturity. There can be no assurance that the Final Gold Price will increase or that a Knock-Out Event will not occur so that you do not suffer a loss on your initial investment in the securities.

• THE RETURN ON THE SECURITIES IS LINKED TO A SINGLE COMMODITY, AND THE PRICE OF GOLD MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE SECURITIES IN UNFORESEEABLE WAYS — Investments, such as the securities, linked to the price of a single commodity, such as gold, are subject to sharp fluctuations in the prices of the commodity over short periods of time for a variety of factors. The price of gold to which the return on the securities is linked is the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time. Specific factors affecting the daily fixing price of gold include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events as well as wars and political and civil upheavals. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, sales of gold recycled from jewelry, as opposed to newly produced gold, in particular as the result of financial crises, levels of gold production and production costs in major gold producing nations such as South Africa, the United States and Australia, non-concurrent trading hours of gold markets and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.
• SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The payment at maturity on the securities is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index. The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of gold may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.
• THE AMOUNT PAYABLE ON THE SECURITIES IS NOT LINKED TO THE PRICE OF GOLD AT ANY TIME OTHER THAN THE VALUATION DATE — The final gold price will be based on the gold price on the valuation date, subject to adjustment for non-trading days and certain market disruption events. Even if gold appreciates prior to the valuation date but then drops on the valuation date to be equal to or below the initial gold price, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the gold price prior to such drop. Although the actual gold price on the stated maturity date or at other times during the term of the securities may be higher than the final gold price, the payment at maturity will be based solely on the gold price on the valuation date.

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Knock-Out Notes Based on the Price of Gold

Risk Factors

• CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this document is based on the full stated principal amount of your securities, the original issue price of the securities includes the agents’ commissions and the cost of hedging our obligations under the securities through one or more of our affiliates. The cost of hedging includes projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

• LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.
• POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the price of gold and the securities.
• THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an “open transaction” for U.S. federal income tax purposes, the offering of the securities will be terminated.
• LEGAL AND REGULATORY CHANGES COULD ADVERSELY AFFECT THE RETURN ON AND VALUE OF YOUR SECURITIES — Futures contracts and options on futures contracts, including those related to the underlying commodities or the index commodities, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities. For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts. In particular, on October 18, 2011, the CFTC adopted interim and final position limits that would have applied to a party’s combined futures, options and swaps position in any one of 28 physical commodities and economically equivalent futures, options and swaps. These limits would have, among other things, expanded existing position limits applicable to options and futures contracts to apply to swaps and applied them across affiliated and controlled entities and accounts. However, the International Swaps and Derivatives Association and the Securities Industry and Financial Markets Association jointly filed a legal challenge to the position limit rules, which were due to take effect on October 12, 2012, in the U.S. District Court for the District of Columbia. On September 28, 2012, the court vacated the position limit rules and remanded them to the CFTC. The CFTC announced on November 15, 2012 that it will appeal the court’s decision. If position limit rules are ultimately upheld in an appeal or if substantially similar rules are adopted and implemented by the CFTC, such rules could interfere with our ability to enter into or maintain hedge positions in instruments subject to the limits, and consequently, we may need to decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in such underlying commodity or futures contracts on such underlying commodity or related contracts. Similarly, other market participants would be subject to the same regulatory issues and could decide, or be required to, sell their positions in such underlying commodity or futures contracts on such underlying commodity or related contracts. While the effect of these or other regulatory developments are difficult to predict, if this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of such underlying commodity or futures contracts on such underlying commodity and therefore, the value of the securities.

• INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING IN FUTURES CONTRACTS OR IN FORWARD CONTRACTS ON GOLD — Investing in the securities is not equivalent to investing in gold or in futures contracts or in forward contracts on gold. By purchasing the securities, you do not purchase any entitlement to gold, or futures contracts or forward contracts on gold. Further, by purchasing the securities, you are taking credit risk of Morgan Stanley and not to any counter-party to futures contracts or forward contracts on gold.
• THERE ARE RISKS RELATING TO TRADING OF COMMODITIES ON THE LONDON BULLION MARKET ASSOCIATION — Gold is traded on the LBMA. The price of gold will be determined by reference to the fixing price reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all marketmaking members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

UNITED STATES FEDERAL TAX CONSEQUENCES – Please read the discussion of United States federal tax consequences, and any related risk factors, in the preliminary terms describing the terms of the securities.

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Knock-Out Notes Based on the Price of Gold

Risk Factors

The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities. As calculation agent, Morgan Stanley Capital Group Inc. (“MSCG”) will determine the initial commodity price and the final commodity price, and will calculate the amount of cash you will receive at maturity. Any of these determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or nonoccurrence of market disruption events or calculation of the commodity price of the underlying commodity in the event of a market disruption event, may adversely affect the payout to you at maturity.

Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities. One or more of our subsidiaries expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlying commodity), including trading in the underlying commodity or forward contracts or futures contracts on the underlying commodity. Some of our subsidiaries also trade in financial instruments related to the underlying commodity or the prices of the commodities or contracts that underlie the underlying commodity on a regular basis as part of their general commodity trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial commodity price and, therefore, the price at which the underlying commodity must close on the valuation date so that investors do not suffer a loss on their initial investment in the securities. Additionally, such hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the commodity price on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

You can review a graph setting forth the historical performance of the underlying commodity in the preliminary terms describing the terms of the securities.

Important Information

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley & Co. LLC, Morgan Stanley & Co. International PLC, Morgan Stanley MUFG Securities Co., Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited (together with their affiliates, hereinafter “Morgan Stanley”), but is not a product of Morgan Stanley's Equity Research or Fixed Income Research Departments. This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley research report or the views of a Morgan Stanley research analyst. We are not commenting on the fundamentals of any companies mentioned. Unless indicated, all views expressed herein are the views of the author’s and may differ from or conflict with those of the Morgan Stanley Equity Research or Fixed Income Research Departments or others in the Firm.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan Stanley with respect to an employee benefit plan or to any person acting as a Fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision. These materials have been based upon information generally available to the public from sources believed to be reliable. No representation is given with respect to their accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal or proprietary positions (long or short) in and effect transactions in securities of companies or trading strategies mentioned or described herein and may also perform or seek to perform investment banking, brokerage or other services for those companies and may enter into transactions with them. We may at any time modify or liquidate all or a portion of such positions and we are under no obligation to contact you to disclose any such intention to modify or liquidate or any such modification or liquidation. Morgan Stanley acts as “prime broker” and lender for a number of hedge funds. As a result, Morgan Stanley may indirectly benefit from increases in investments in hedge funds. Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. The investments discussed or recommended in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor’s currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

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